FINAL TERM SHEET
Filed Pursuant to Rule 433
Registration Statement No. 333-221344
Relating to the Preliminary Prospectus Supplement
Dated November 29, 2017
(To Prospectus dated November 3, 2017)

November 29, 2017

Arch Capital Group Ltd.
4,000,000 Depositary Shares Each Representing 1/1,000th Interest in a Share of
5.45% Non-Cumulative Preferred Shares, Series F

Issuer:	Arch Capital Group Ltd.
Security:
Reopening of 4,000,000 Depositary Shares (the “Depositary Shares”), each representing a 1/1,000th interest in a share of the Issuer’s 5.45% Non-Cumulative Preferred Shares, Series F (the “Series F Preferred Stock”). Upon settlement, the Depositary Shares will form part of the same series, and will be fungible with, the Issuer’s 9,200,000 issued and outstanding Depositary Shares, each representing a 1/1000th interest in a share of Series F Preferred Stock originally issued on August 17, 2017.

Security Type:	SEC Registered
Anticipated Preferred Shares Ratings ( Moody's/ S&P / Fitch ):*	NR/ BBB / BBB
Size of Reopening:	$100,000,000 (4,000,000 Depositary Shares)
Aggregate amount outstanding of Series F preferred Stock post-reopening	$330,000,000 (13,200,000 Depositary Shares)
Trade Date:	November 29, 2017
Settlement Date:	December 1, 2017 (T+2)
Maturity:	Perpetual
Liquidation Preference:	$25,000 per Preferred Share (equivalent to $25 per Depositary Share)
Dividend Payment Dates:
Holders of Preferred Shares will be entitled to receive dividend payments only when, as and if declared by the Issuer’s board of directors or a duly authorized committee of the board. Any such dividends will be payable from, and including, August 17, 2017 on a non-cumulative basis, quarterly in arrears on the last day of March, June, September and December of each year. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day with the same force and effect as if made on the original payment date, and no additional dividends shall accrue on the amount so payable from such date to such next succeeding business day. The board of directors has declared the first dividend payment to be January 2, 2018 (since December 31, 2017 (the last day of the fiscal quarter) is not a business day). Distributions will be made in respect of the Depositary Shares if and to the extent dividends are paid on the related Preferred Shares.

Dividend Rate:	5.45% per annum from August 17, 2017, only when, as and if declared.

Optional Redemption:
Except in specified circumstances relating to certain tax, regulatory or corporate events described in the preliminary prospectus supplement, the Preferred Shares are not redeemable prior to August 17, 2022. On and after that date, the Preferred Shares will be redeemable at the Issuer’s option, in whole or in part, at a redemption price of $25,000 per Preferred Share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends to, but excluding, the date of redemption.

Public Offering Price:	$25.16 per Depositary Share; $100,640,000 total (including accrued dividends of $0.39 per Depositary Share)
Underwriting Discounts:	$0.25 per Depositary Share; $1,000,000 total
Net Proceeds to the Issuer, after underwriting discounts, before expenses:	$99,640,000 (including accrued dividends of $1,560,000)
Listing:	Upon closing, the Depositary Shares will be listed on NASDAQ under the symbol “ACGLO".
CUSIP / ISIN of Depositary Shares:	03939A107/US03939A1079
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The anticipated ratings of the Preferred Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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